

Mail Stop 3030

April 4, 2017

Via E-Mail
William J. Caragol
Chief Executive Officer
PositiveID Corporation
1690 South Congress Avenue, Suite 201
Delray Beach, Florida 33445

> **Re:** **PositiveID Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 17, 2017**
> **File No. 001-33297**

Dear Mr. Caragol:

We have limited our review of your filing to those issues we have addressed in our comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Reasons for Reverse Stock Split

1. Please expand your disclosure to describe the factors the Board will consider to determine when and at what specific ratio to effectuate a reverse stock split. Your revised disclosure should make clear the circumstances that will cause the Board to implement a split and how it will determine the magnitude of the split.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Steven Lipstein, Esq.
        Lucosky Brookman LLP